[Argenbright, Inc. LETTERHEAD]

June 23, 2008

Mr. A. Clayton Perfall

Mr. Brian Burke

c/o Union Street Acquisition Corp.

102 South Union Street

Alexandria, VA 22314

Dear Gentlemen:

Reference is made to that certain Stock Purchase Agreement, dated February 26, 2008, by and among Union Street Acquisition Corp. (“USQ”), Argenbright, Inc. (“Argenbright”) and Archway Marketing Services, Inc. (the “Company”) (the “Stock Purchase Agreement”), whereby USQ agreed to purchase from Argenbright all of the issued and outstanding shares of capital stock of the Company (the “Acquisition”). We have discussed the fact that there are uncertainties as to whether the Acquisition will receive the requisite approval from USQ’s stockholders. You have informed us that in light of such uncertainty, you or your designee may be willing to purchase all of the issued and outstanding shares of capital stock of the Company on terms substantially similar to those set forth in the Stock Purchase Agreement (the “Alternative Transaction”).

By signing below, you (on behalf of yourselves or your designee) and Argenbright hereby agree that if you or your designee is willing to enter into an Alternative Transaction, then you or your designee and Argenbright shall negotiate in good faith to enter into a stock purchase agreement on substantially the same terms as are in the Stock Purchase Agreement, including the same price, the same representations and warranties, the same covenants and indemnities and otherwise substantially similar except to the extent related to differences in the nature of any such buyer and the fact that it may not be a SPAC, and which shall have a condition to the closing of any Alternative Transaction be the failure of USQ stockholders to approve the Acquisition. In the event the Stock Purchase Agreement is terminated, you and Argenbright agree to use reasonable best efforts to consummate the Alternative Transaction on or before the earlier of: (i) twenty (20) days after termination of the Stock Purchase Agreement, or (ii) October 31, 2008. In the event the Alternative Transaction has not been consummated by such date, then your and Argenbright’s obligations hereunder shall expire and be of no force or effect.

If the terms of this letter agreement are acceptable to you, please sign and return a counterpart to us.

Argenbright, Inc.
By:
Name:
Title:

Accepted and Agreed

as of the date

first written above:

A. Clayton Perfall

Brian Burke